JET GOLD CORP.

FINANCIAL STATEMENTS

November 30, 2007

(Prepared by management without audit)

Jet Gold Corp.

1102 – 475 Howe Street
Vancouver, B.C.
V6C 2B3

January 25, 2008

To the Shareholders of
Jet Gold Corp.

The attached unaudited financial statements have been prepared by management without review by the auditors of Jet Gold Corp.

Yours truly,

 "Robert L. Card"

_____
Robert L. Card
President

JET GOLD CORP.
(An Exploration Stage Company)
Balance Sheets (note 1)
November 30
(Expressed in Canadian Dollars)

	2007	2007
Assets		
Current		
Cash and cash equivalents	$ 118,478	$ 40,463
Mineral exploration tax credit receivable (note 4)	35,415	35,415
Amounts receivable	8,509	8,427
Prepaid expenses	17,310	16,594
	179,712	100,899
Mineral Interests (notes 4, 5 and 7)	611,696	590,868
Oil and Gas Interests (notes 5, 6 and 7)	195,607	196,238
Equipment (note 8)	2,745	2,923
	$ 989,760	$ 890,928
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 39,112	$ 33,112
Shareholders' Equity		
Capital Stock (note 9)	5,367,846	5,141,609
Share Subscriptions	-	18,750
Contributed Surplus (note 9(h))	517,364	475,791
Deficit	(4,934,562)	(4,778,334)
	950,648	857,816
	$ 989,760	$ 890,928

Subsequent Events (note 12)

Approved on behalf of the Board:

"Robert L. Card"
………………………………..…..…… Director
Robert L. Card

"Robert M. Kaplan"
…………………………………….…… Director
Robert M. Kaplan

JET GOLD CORP.
Statements of Operations and Deficit
Prepared by management without audit)

	November 30, 2007	November 30, 2006
Expenses		
Investor relations	$ -	$ 31,266
Stock-based compensation	116,060	16,499
Administration	12,000	12,000
Legal, audit and accounting	6,000	4,000
Regulatory fees	350	445
Consultants	4,500	4,500
Transfer agent	736	714
Printing and shareholders' information	724	-
Insurance	13,175	13,860
Rent	1,620	1,500
Office and miscellaneous	152	1,557
Travel	162	2,904
Telephone	599	493
Amortization	178	159
Loss Before the Following	(156,256)	(89,897)
Interest income	28	4,010
Net Loss for Period	(156,228)	(85,887)
Deficit, Beginning of Period	(4,778,334	(3,770,212)
Deficit, End of Period	$ (4,934,562)	$ (3,856,099)
Basic and Diluted Loss Per Share	(0.01)	(0.00)
Weighted Average Number of Common Shares Outstanding	22,779,359	20,327,601

JET GOLD CORP.

Statements of Cash Flows
(Prepared by management without audit)

		November 30, 2007		November 30, 2006
Operating Activities				
Loss for year	$	(156,228)	$	(85,887)
Items not involving cash				
Amortization		178		159
Stock-based compensation		116,060		16,499
		(39,990)		(69,229)
Changes in Non-Cash Working Capital				
Amounts receivable		(82)		(1,898)
Prepaid expenses		(716)		(12,841)
Accounts payable and accrued liabilities		6,000		(16,807)
		(34,788)		
Cash Used in Operating Activities				(100,775)
Financing Activity				
Shares issued for cash, net of issue costs		151,750		20,000
Share Subscriptions received		(18,750)		-
		133,000		20,000
Investing Activities				
Short term investments				-
Mineral interests costs		(20,828)		(89,327)
Oil and gas interests		631		(21,747)
Purchase of equipment				-
Cash Used in Investing Activities		(20,197)		(111,074)
Increase (Decrease) in Cash		78,015		(191,849)
Cash and Cash Equivalents, Beginning of Period		40,463		520,310
Cash and Cash Equivalents, End of Period	$	118,478	$	328,461

See notes to financial statements. 4

1.   **NATURE OF OPERATIONS**

The Company is engaged in the exploration and development of mineral and oil and gas interests. To date, the Company has not earned significant revenues and is considered to be in the exploration stage.

The recoverability of the amounts shown for mineral and oil and gas interests are dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain necessary financing to complete the development of the interests and upon future profitable production or proceeds from their disposition.

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company has incurred significant losses with an accumulated deficit of $4,934,562 (2006 - $3,856,099) and at November 30, 2007 has a working capital (an excess of current assets over current liabilities) of $140,600 (2006 - $370,178). The Company's ability to continue as a going-concern is in substantial doubt and is dependent upon its ability to receive continued financial support, complete public equity financing or generate profitable operations in the future. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going-concern.

2.   **SIGNIFICANT ACCOUNTING POLICIES**

(a)   Basis of presentation

The accompanying unaudited interim financial statements are prepared in accordance with generally accepted accounting principles ("GAAP") in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual financial statements. The accounting policies used in the preparation of the accompanying unaudited interim financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended August 31, 2007. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim financial statements should be read in conjunction with the Company's financial statements including the notes thereto for the year ended August 31, 2007.

(b)   Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Actual results could differ from these estimates

3.   **FINANCIAL INSTRUMENTS**

(a)   Fair value

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values because of the short-term maturity of these financial instruments.

(b)   Interest rate risk

The Company is not exposed to significant interest rate risk due to the short-term maturity of its monetary assets and liabilities.

(c)   Credit risk

The Company is exposed to credit risk with respect to its cash; however, this is minimized as cash is placed with major financial institutions.

(d)   Derivatives – mineral properties

The Company retains and/or has obligations related to certain carried interest rights and net smelter royalties, the value of which is derived from future events and commodity prices. These rights are derivative instruments. However, the mineral interests to which they relate are not sufficiently developed to reasonably determine value.

JET GOLD CORP.
(An Exploration Stage Company)
Notes to Financial Statements
Quarter Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

4.   **MINERAL INTERESTS**

Expenditures incurred on the Company's mineral properties during the years ended August 31, 2007 and 2006 are as follows:

	Set Ga Done	Naskeena	Atlin	Total
Balance, August 31, 2006	$ 503,907	$ 134,914	$ 104,019	$ 742,840
Acquisition costs	-	151,000	-	151,000
Exploration costs				
Drilling	-	209,926	-	209,926
License	-	31,199	-	31,199
Geological	-	28,723	-	28,723
Trenching	-	22,677	-	22,677
Mapping	-	19,878	-	19,878
Field	-	9,360	8,605	17,965
Total additions during year	-	472,763	8,605	481,368
Mineral expenditure tax credits	-	(34,396)	(1,019)	(35,415)
Mineral interests written down	(503,907)	-	(94,018)	(597,925)
Balance, August 31, 2007	$ -	$ 573,281	$ 17,587	$ 590,868
Acquisition costs	-	-	-	-
Exploration costs	-	-	-	-
Drilling	-	9,079	-	9,079
Mapping	-	5,400	-	5,400
Geological	-	-	-	-
Trenching	-	-	-	-
Mapping	-	-	-	-
Field	-	6,349	-	6,349
Total additions during period	-	20,828	-	20,828
Balance, November 30, 2007	$ -	$ 594,109	$ 17,587	$ 611,696

(a)   Set Ga Done Property, Union of Myanmar

On March 31, 2003, the Company entered into a memorandum of understanding ("MOU") with Leeward Capital Corp. ("Leeward") to participate in the acquisition, exploration and development of an exploration block consisting of 700 square kilometres located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company will expend an initial US $200,000 (done) in acquisition and exploration costs and will advance US $50,000 (done) as a refundable performance bank guarantee to the government of Myanmar. Subsequent expenditures will be shared equally with Leeward.

---

4.   **MINERAL INTERESTS** (Continued)

(a)   Set Ga Done Property, Union of Myanmar (Continued)

Leeward has entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The 75% interest may be earned by expending approximately US $1,750,000 in exploration on the property over a three-year period and an additional US $1,000,000 on a feasibility study. These expenditures will be shared equally between the Company and Leeward. Once the interest has been earned, the Company and Leeward will each have a 37.5% interest in the property with the government of Myanmar holding a 25% carried interest.

During the 2005 fiscal year, the Company and Leeward, due to circumstances beyond their control, did not meet the minimum expenditure requirements of the second exploration year of the Set Ga Done agreement. The Government of Myanmar and the companies agreed verbally to extend the prospecting period.

On July 18, 2006, the Company and Leeward entered into a joint venture partnership agreement with Quad Energy SA ("Quad") to option a 51% joint venture interest in the property. Quad commenced a program to spend US $700,000 on exploration and development prior to January 7, 2008. Once all funds are spent, the Company's interest would be reduced to 18.4%.

On August 24, 2007, Quad gave notice that they could not secure financing for the joint venture and as a result were opting out of the joint venture agreement mentioned above. The Company decided not to finance the project due to the political instability in the region and, accordingly, wrote-off $503,907 of exploration and acquisition expenditures.

(b)   Atlin Property, British Columbia

During the 2005 fiscal year, the Company was granted a first right of refusal to acquire the claims once it is satisfied of the value of proceeding further. The Company was required to provide $21,000 (paid) in exploration funds for exploration work on the property. The Company exercised its option to acquire a 100% interest in 18 mineral claims located in the Atlin Mining Division in British Columbia in consideration of a cash payment of $5,000 (paid), the issuance of 200,000 common shares in stages comprised of 50,000 shares upon signing and approval of the TSX Venture Exchange ("TSX") (issued), 50,000 shares after $50,000 in exploration expenditures on the property (subsequently issued), 50,000 shares after an additional $75,000 in exploration expenditures on the property and 50,000 shares after an additional $100,000 in exploration expenditures on the property. The Company must also incur exploration expenditures of a minimum of $225,000 over a three-year period as follows: $50,000 by August 20, 2006 (incurred), a further $75,000 by August 20, 2007 and a further $100,000 by August 20, 2008. The Company will also issue an additional 100,000 shares if the property is put into commercial production and be subject to a 2% net smelter return royalty on gold production.

During fiscal 2007, the Company, due to poor placer exploration results, abandoned the placer exploration program and, accordingly, wrote down the carrying value of the property by $94,018. The remaining carrying value of the property, in management's estimate, reflects the estimated net realizable value of the property as the Company is continuing to explore for other minerals.

4.   **MINERAL INTERESTS** (Continued)

(c)   Naskeena Group Property, British Columbia

The Company entered into an option agreement to acquire a 100% interest in three coal license applications covering lands in the Skeena Mining Division, located near Terrace, British Columbia. To exercise its option, the Company must complete the following:

(i)   Cash payments aggregating $55,000, with $20,000 (paid) payable on execution of the agreement and $35,000 (paid) payable on regulatory approval;

(ii)   To incur $600,000 in exploration expenditures on the property as follows:

(a) $100,000 on or before March 31, 2007 (incurred);
(b) $200,000 on or before March 31, 2008;
(c) $300,000 on or before March 31, 2009;

(iii)   To issue 2,000,000 common shares of the Company to the optionors as follows:

(a)   400,000 common shares on regulatory approval (issued and valued at $122,000);
(b)   400,000 common shares on or before April 21, 2007 (issued and valued at $96,000);
(c)   500,000 common shares on completion of a feasibility report; and
(d)   700,000 common shares upon placing the property into commercial production.

The optionor has retained a 2% royalty on the sale of coal or other products from the property. The Company has the right to purchase one-half of the royalty by paying $500,000 to the optionor.

5.   **REALIZATION OF ASSETS**

The investment in and expenditures on mineral and oil and gas interests comprise a significant portion of the Company's assets. Realization of the Company's investment in these assets is dependent upon the establishment of legal ownership, the attainment of successful production from the interests or from the proceeds of disposal.

Although the Company has taken steps to verify the title to the mineral and oil and gas interests in which it has an interest in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

6.   **OIL AND GAS INTERESTS**

(a)   Stewart Prospect, Texas

The Company acquired a 2.5% working interest (1.875% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas. The test well was plugged and abandoned and, accordingly, $26,042 in exploration costs has been written-off, leaving a carrying value of $5,410 in acquisition costs for the prospect at November 30, 2006. The current carrying value of the interest is $10,316 as at November 30, 2007.

6.   **OIL AND GAS INTERESTS** (Continued)

(b)   Funk Prospect, Texas

The Company acquired a 5% working interest (0.725% net revenue interest) in a drilling test well on an oil and gas prospect located in Goliad County, Texas. The Company advanced $136,356 for its share of the estimated project costs to August 31, 2006. No expenditures were incurred during 2007 and to November 30, 2007.

(c)   Harris #2 Prospect, Texas

The Company acquired a 2% interest in two drilling projects in Live Oaks County, Texas. The Company advanced $27,564 for its share of the estimated project costs to November 30, 2007.

(d)   Warrner 27-1 Prospect, North Dakota

The Company acquired a 1.5% back-in working interest after payout in a drilling test well on an oil and gas prospect located in Stark County, North Dakota. The Company advanced $21,371 for its share of the estimated project costs to November 30, 2007.

7.   **ASSET RETIREMENT OBLIGATION**

The Company is subject to various regulatory and statutory requirements relating to the protection of the environment. At November 30, 2007, the Company estimates that costs relating to future site restoration and abandonment based on work done to that date will be immaterial. The Company has currently made no provision for site restoration costs or potential environmental liabilities as all property interests are still in the exploration stage. Factors such as further exploration, inflation and changes in technology may materially change the cost estimate in the future.

The operations of the Company are complex and regulations and legislation affecting the Company are continually changing. Although the ultimate impact of these matters on net loss cannot be determined at this time, it could be material for any future quarter and/or year.

8.   **EQUIPMENT**

		2007		2006
	Cost	Accumulated Amortization	Net	Net
Office furniture and equipment	$ 12,519	$ 9,774	$ 2,745	$ 2,811

JET GOLD CORP.
(An Exploration Stage Company)
Notes to Financial Statements
Quarter Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

9. **CAPITAL STOCK**

(a) Authorized
Unlimited common shares without par value

(b) Issued

	Number of Common Shares	Amount
Balance, August 31, 2006	20,223,755	4,876,304
Issued for cash		
Exercise of options	75,000	10,000
Exercise of warrants	315,000	46,500
Private placement	100,000	15,000
Private placement - flow-through shares	900,000	135,000
Issued for mineral interests	400,000	96,000
Future income tax effect on flow through share renunciation	-	(45,755)
Fair value of options exercised	-	8,560
Balance, August 31, 2007	22,013,755	$ 5,141,609
Issued for cash		
Exercise of options	625,000	78,750
Exercise of warrants	480,000	73,000
Fair value of options exercised	-	74,487
Balance, November 30, 2007	23,118,755	5,367,846

(c) Private placement

In January 2007, the Company closed a private placement as follows: 900,000 flow-through units at a price of $0.15 per unit, each unit comprised one common share and one warrant to buy one common share at $0.25 for two years; and 100,000 regular units for a unit price of $0.15 per unit, each unit comprised one common share and a two-year share purchase warrant to buy one common share at $0.25 each; for gross proceeds of $150,000.

(d) Income tax effect on flow-through share renouncements

In December 2006, the Company renounced $134,100 (2006 - $nil) of exploration expenditures under its flow-through share program, resulting in a $45,755 charge to capital stock as cost of share issuance and a future tax liability in the same amount.

JET GOLD CORP.
(An Exploration Stage Company)
Notes to Financial Statements
Quarter Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

    (e)   Warrants

As at November 30, 2007, the Company has warrants outstanding for the purchase of a total of 3,435,000 common shares as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2007	Issued	Exercised	Expired	Outstanding November 30, 2007
October 28, 2006/2007	$ 0.12/$ 0.15	620,000	-	470,000	150,000	-
April 13, 2008	$ 0.35	2,250,000	-	-	-	2,250,000
April 13, 2008	$ 0.35	225,000	-	-	-	225,000
January 9, 2009	$ 0.25	970,000	-	10,000	-	960,000
		4,065,000	-	480,000	150,000	3,435,000

JET GOLD CORP.
(An Exploration Stage Company)
Notes to Financial Statements
Quarter Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

9.   **CAPITAL STOCK** (Continued)

(f)   Stock options

The Company has implemented a rolling stock option plan whereby a maximum of 10% of the issued shares will be reserved for issuance under the plan. As at November 30, 2007, there are 2,488,000 stock options vested and outstanding as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2007	Granted	Exercised	Forfeited	Outstanding November 30, 2007
April 13, 2008 *	$ 0.25	225,000	-	-	-	225,000
October 27, 2008	$ 0.15	275,000	-	250,000		25,000
September 29, 2009	$ 0.20	200,000	-	-	-	200,000
December 31, 2009	$ 0.20	50,000	-			50,000
September 1, 2010	$ 0.10	390,000	-	350,000		40,000
March 6, 2011	$ 0.13	100,000	-	-	-	100,000
March 9, 2011	$ 0.13	75,000	-	-	-	75,000
October 30, 2011	$ 0.17	100,000		-	-	100,000
January 24, 2012	$ 0.20	75,000		-	-	75,000
April 18, 2012	$ 0.25	848,000		25,000	-	823,000
October 15, 2012	$0.185		775,000			775,000
		2,338,000	775,000	625,000		2,488,000

* Agent's options

(g)   Stock-based compensation

Stock-based compensation in the amount of $116,060 (2006 - $16,499) has been recorded as an expense in the period ended November 30, 2007. The stock-based compensation for the year would be allocated in the statements of operations and deficit as follows:

Consulting	$	74,878
Administration		41,182
	$	116,060

The fair value of stock options used to calculate compensation expense is estimated using the Black-Scholes option pricing model with the following weighted average assumptions:

	Nov. 30, 2007	Aug.31, 2007	Aug.31, 2006
Risk-free interest rate	4.41%	4.11%	3.94%
Expected dividend yield	0	0	0
Expected stock price volatility	111%	121%	125%
Expected option life in years	5	3	3

JET GOLD CORP.
(An Exploration Stage Company)
Notes to Financial Statements
Quarter Ended November 30, 2007 and 2006
(Expressed in Canadian Dollars)

9.   **CAPITAL STOCK** (Continued)

(g)   Stock-based compensation (Continued)

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate.

(h)   Contributed surplus

	Nov 30, 2007		2007
Contributed surplus, beginning of period	$ 475,791	$	277,101
Stock based compensation	116,060		207,250
Stock options exercised during the period	(74,487)		(8,560)
Contributed surplus, end of year	$ 517,364	$	475,791

10.   **RELATED PARTY TRANSACTIONS**

(a)   The Company paid $12,000 (2006 - $12,000) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $1,620 (2006 - $1,500) for office rent to a company controlled by the president. The Company paid $4,500 (2006 - $4,500) to a company controlled by an officer of the Company for consulting.

(b)   The president of the Company is a member, as to a 25% interest, in the optionor of the Naskeena Group Property (note 4(c)).

(c)   Directors and officers of the Company exercised options to acquire 625,000 (2006 - Nil) shares for proceeds of $78,750 (2006 - $Nil).

11.   **SEGMENTED DISCLOSURE**

The Company has two operating segments, being the exploration and development of mineral interests, and investment in oil and gas interests. The expenditures incurred on mineral and oil and gas interests by geographic location are as follows:

	Canada		United States		Total
Mineral interest	$ 611,696	$	-	$	611,696
Oil and gas interests	-		195,607		195,607
Equipment	2,745		-		2,745
	$ 614,441	$	195,607	$	810,048

12. **SUBSEQUENT EVENTS**

(a)   On December 10, 2007, the Company received TSX Venture Exchange approval on the acquisition of the Kshish Molybdenum property near Terrace, British Columbia. The terms of the acquisition call for cash payment of $25,000 and the issuance of up to 500,000 common shares over time and bonus of 300,000 common shares if the Kshish Molybdenum property goes into production. The Company also has a work commitment of $500,000 over four years.

JET GOLD CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FOR THE QUARTER ENDED NOVEMBER 30, 2007

REPORT DATE
January 25, 2007

This Management Discussion and Analysis (the "MDA") provides relevant information on the operations and financial condition of Jet Gold Corp. (the "Company") for the quarter ended November 30, 2007. This MD&A has been prepared as of January 25, 2008.

The Company's activities are primarily directed towards exploration and development of mineral interests. The realization of amounts shown for mineral claims, oil and gas and deferred costs are dependent upon the discovery of economical recoverable reserves and future profitable production, or proceeds from the disposition of these properties. The carrying values of mineral claims, oil and gas and deferred development do not necessarily reflect their present or future values.

The MD&A should be read in conjunction with the Company's audited financial statements and notes thereto for the year ended August 31,2007 herein that are prepared in accordance with Canadian generally accepted principles, all of which can be found on SEDAR at www.sedar.com.

All monetary amounts in this MD&A and in the financial statements are expressed in Canadian dollars, unless otherwise stated. All of the financial information referenced below has been prepared in accordance with generally accepted accounting principals applied on a consistent basis.

The Company is a reporting issuer in each of the Provinces of British Columbia and Alberta. Its head and principal office is located at 1102 – 475 Howe Street Vancouver, British Columbia, V6C 2B3. It's registered and records office is located at 1710 – 1177 Hastings Street, Vancouver, British Columbia, V6E 2L3.

OVERALL PERFORMANCE

In order to better understand the Company's Company financial results, it is important to gain an appreciation for the significant events, transactions and activities on mineral properties which have occurred to the date of this MD&A.

Naskeena Coal Property –British Columbia

The Company has acquired a large-scale coal property in Northern British Columbia which is 27 miles from the Terrace, B.C., railhead and about 100 miles from the Prince Rupert coal terminal.
The 45-square-kilometre (17-square-mile) parcel of claims, known as the Naskeena property, has been estimated to hold approximately 240 million tons of coal. The company will be producing a new report, with the potential reserves as 43-101 compliant.

Despite its highly prospective nature, the property has never been exploited due to a mapping error. After an initial assessment in 1914, subsequent exploration errantly targeted ground to the west of the property resulting in only minor coal findings.

Over the past year, the Company's consultants more carefully researched old claims and identified the mapping error. They returned to the property as located on the original 1914 map and have confirmed the large-scale presence of coal.

According to the 1914 report by G.F. Monckton, the coal is high carbon content, with an average exceeding 75 per cent, with low ash and low sulphur content. The property stretches for 12 miles and is up to 2-1/2 miles wide. According to the initial report, much of the coal appears to sit close to the surface. Currently the property is bisected by a paved road, is 27 miles from the Terrace, B.C., railhead. The Company has a copy of the rail line access survey and an "Interim environmental impact study CN-Meziadin project mile 0-75," dated November, 1973, A high-tension power line bisects the property.

The property, subject of a 1914 report, by geologist G.F. Monckton, ME, described two samples of coal as containing:

COAL SAMPLES

Moisture			
sample No. 1	2.0%	Sample No. 2	4.0%
Volatile			
combustible			
matter	3.75%		4.7%
Fixed carbon	75.7%		78.75%
Ash	15.0%		15.0%
Sulphur	0.5%		0.6%

Reports from the Company's consultants describe the area where coal would be mined as adjacent to, but clear of, the Big Cedar River. A mine would be located to prevent environmental risk to the Big Cedar River, its tributaries and adjacent wetlands. The Big Cedar/River is in its own well-defined channel. There is up to two kilometres of potential mineable ground for over 10 kilometres of length on essentially flat ground totally clear of the Big Cedar River. Coals seams are exposed on surface in numerous areas across the claims.

Management will be analyzing various uses for the coal reserve from PCI uses as coking coal, thermal generation and electrical utility plants, coal gasification, and also the possibility of coal bed methane. Worldwide, coal-fired electrical generators produce a substantial portion of all electricity -- more than 40 per cent, topping all other sources. Moreover, new clean-coal technologies are expected to come on stream, a future factor that may lead to higher demand.

Exploration Program

The First Phase of exploration was budgeted at $20,000 and is to consist of initial mapping and map preparation to determine where the work program will take place. This includes the acquisition of air reconnaissance and satellite photos and the review of Ministry of Mines Reports for the property and surrounding area.

The Second and Third Phases budgeted at $40,000 and $100,000 respectively, will be initiated once results from Phase One have been obtained and analyzed.

The Second Phase is planned to consist of excavator trenching to expose the outcropping coal beds so that a drilling program can be laid out.

The Third Phase will consist of drilling to outline open pit mineable beds along with their thickness characteristics and potential open pit mining attributes.

With promising results, the option of further work and exploration will be carried out on the property during the 2007 season.

2007 Drilling Program

The first phase of diamond drilling at the Naskeena coal project has identified the main coal bearing environment. This phase of the drilling included ten holes totaling 3,000 feet on or adjacent to the known coal showings reported by G.F. Monckton in 1914. The depth of these holes ranged from 200 feet to 266 feet. In addition, a single 500 foot hole was completed to assess the strata. Multiple coal beds ranging from one to five feet thickness were intersected in seven holes. Diamond drill hole #6 intersected seven beds, starting at 45 feet from surface down to 155 feet. Of note, this hole had two five foot thick beds within 50 feet. Typical depth of intersection ranges from 50 feet to 150 feet inclusive of overburden. Minor beds were also found in the remaining four holes, which were drilled into younger strata.

The main coal bearing structure was confirmed during this first phase of drilling. At this time, the drilling program substantiates Monckton's assessment of the strata configuration in relation to the age and distribution of the coal beds. Detailed assessment of the core, prospecting and additional drilling will be required to further isolate this environment and determine the most viable pit configuration. With a clear understanding emerging on the geology of the coal occurrence, areas where the coal will thicken substantially can be predicted and focused on. In coal deposits of this nature, it is common to find areas of anticline, syncline or other geological feature areas where the coal seams will expand to much greater thicknesses over a short distance.

With the identification of the coal bearing environment, three additional diamond drill holes totaling approximately 1,000 feet have been undertaken. This phase moved the drill some 1.5 miles south from the known showing to the approximate middle of Jet's southern most tenure. At this location, the coal bearing environment and coal appear to have been intersected again within 75 feet from the surface. These results are preliminary and detailed qualitative and quantitative results will be available once assays are available. At this time, a qualified person has not completed sufficient work to relate this current data to the historic data, nor has adequate data been collected to make estimates on the resource. The Company is committed to its ongoing exploration program.

The overburden on the property ranges from surface down to 100 feet. The scale of the property requires significant drilling to further define the coal beds and so the Company will continue to prepare for additional drilling during the break. As core logging on the completed holes is correlated, the new data will be used to forecast the coal bearing environment's configuration. Cores are presently being logged, split and readied to be sent to the lab for assay. Previous field testing with a voltmeter on a number of samples reveal excellent conductivity, which indicates high carbon content in the coal. However, this is not yet conclusive and will be verified by lab testing.

The Company is planning on drilling in excess of 100 holes to fully evaluate the resources of this large property. We expect the drilling to continue in 2008. Resource calculations in accordance with NI 43 – 101 standards will be generated to plan on the following phase of development.

The Company has received numerous expressions of interest in its project ranging from invitations to supply coal to Asian markets to outright offers of interest in joint venture in the project. We are early in the development of this project so we must complete more development work before we can act on the expression of interest received to date.

Atlin Property – British Columbia

During the year end 2006 the Company expended $83,325 and in the year ended 2005 the Company expended $20,694 for total expenditures of $104,019 on two claim groups in Northern British Columbia. The Boyer's Creek claim is located NW of Dease Lake, B.C. and the Consolation Creek claim is located NE of Atlin B.C.

The Company's work program consisted of following up on high gold geochemical stream gold anomalies sampled and reported on the regional survey done by the B.C. government.

The property is comprised of a block of 18 claims that cover the highest gold sample taken by the BC Geological Survey during its Atlin area Regional Geochemical stream silt Reconnaissance Survey. The sample was taken from the silts in Consolation Creek, which drains Surprise Mountain immediately northeast of the town of Atlin, B.C.

As part of the Agreement, the Company has also acquired two gold Placer Leases which overlie the hardrock claims. The area is highly prospective for placer gold as well. The valley has not been previously mined for placer gold on a large scale, probably due to the glacial cover that has numerous large boulders covering the underlying native streambed. The size of the boulders prevented early prospectors from accessing the underlying gravels. The Company expects that with the use of modern excavating equipment a placer mining operation is possible.

The Company's geological consultant, Alex Burton, P.Eng., had designed an exploration program for the summer and fall, 2006, which includes the trenching of the property to expose bedrock and any possible gold ore bearing systems. This program will also test the placer gravels overlying the lode claims for gold content. During the month of August, 2006, the Company carried out exploration activities composed of sampling and trenching on the property. A major part of the work was excavator trenching to sample the bedrock in the ancient stream bed. Because of limitations in time and equipment the goal was not attained.

The Company abandoned the Atlin placer project and accordingly, exploration expenditures in the aggregate of $94,018 have been written-off as at August 31, 2007.The Company will continue to explore the lode claims for gold, uranium and molybdenum.

Kshish Molybdenum Property – British Columbia

The Kshish molybdenum property is located 15 kilometres northeast of the town of Terrace and is serviced by nine kilometres of public road and eight kilometres of logging road. As well, the access road to the Kshish property is within one kilometre of the Canadian National rail line. The Kshish property covers an area of 4,082 hectares and ranges in elevation from 400 metres to 1,500 metres.

The core property, 730 hectares, consists of molybdenum geochemical anomalies occurring over approximately five kilometres and a large block of additional claims, 3,352 hectares, staked by Jet Gold in October on the recommendation of Alex Burton, PGeo. Mr. Burton recommended the staking of this additional ground based on observed conditions as well as anomalous B.C. Geologic Survey geochemical samples located farther to the northwest on Lean-to Mountain.

The Kshish property was discovered in 1966 and sat unnoticed until new logging roads were built into the area which exposed significant amounts of bedrock. Exposures along these roads

prompted a review of the 1960s exploration work. This exploration work, undertaken in 1967 and 1968 for Amax Exploration, included 675 geochemical samples. The results of this work were summarized in a non-National Instrument 43-101-compliant report titled, "Geological and Geochemical Report on the Mt. Vanarsdoll Property Nar Claims, Gambardella & Allan 1968 ARIS 1661." The report identified two zones of anomalous molybdenum values.

Based on this, Jet Gold is currently planning an exploration program to begin in the first-half of 2008 which will include stream sediment sampling for the entire area as well as prospecting and geologic mapping with a view to establishing diamond drill targets.

A preliminary assessment suggests that the early-stage Kshish property has geological characteristics similar to the Shan property, held by BCM Resources, which is located approximately 12 kilometres to the northeast. Significantly, the Shan and Shan North showings straddle the contact between older Hazelton volcanic rocks and a newer intrusive body. This is the same contact covered by the Kshish property.

Stewart Property – Texas

The Company has elected to participate in a 2 ½% working interest in a drilling program for natural gas in a prospect known as the Stewart lease located in Goliad County, Texas. The project is comprised of 544 acres of leases in an area of current production of natural gas.

The Stewart No. 1 has been plugged and was abandoned due to poor flow rates and accordingly, $26,042 in exploration costs has been written-off as of August 31, 2006. As of August 31, 2007 the carrying value was $10,315 which consists of $5,410 in acquisition costs and $4,905 in exploration costs.

The Company has received confirmation from its operator of record, Horizon Industries Ltd. ("Horizon"), as well as from the Authorization for Expenditure (AFE), to drill the Stewart No. 2 well in Goliad County, Texas. Horizon has finalized a drilling contract and is currently completing negotiations with the landowner over rig and pipeline access. The well is expected to be spudded in early 2008.

The Stewart No. 2 well will be drilled to a total depth of 3,400 feet to test a Frio anomaly. The amplitude in the Stewart No. 2 anomaly is stronger than that encountered in the Stewart No. 1 well, indicating higher porosity, inferring a greater resource.

Funk Property – Texas

The Company has acquired a 5% working interest in a drilling program for natural gas in a prospect known as the Funk lease located in Goliad County, Texas. The project is comprised of two tracts of land comprising 240 acres and 160 acres in an area of current production of natural gas.

The Funk No. 1 well was drilled to a total depth of 2,530 feet. Logs were completed indicating 15 feet of pay extending from a depth of 2,018 feet to 2,033 feet. The well flowed at approximately 200 MCF per day until August 2007. Currently, the operator is determining the feasibility of re-stimulating this zone or perforating another zone up-hole.

In 2006, the Funk No. 2 well was drilled, cased and completed at a depth of 6,060 feet. Log results showed four highly prospective pay zones in the well in the Yegua, Cook and Frio formations. The lowermost zones were perforated including the Cook Mountain and Yegua formation with limited success. Most recently, the lowermost Frio zone was perforated and in September 2007, was put to sales

on a 9/64ths choke. The well currently has a stable flow rate of approximately 200 MCF per day and flowing tubing pressure of 1,000 psi.

As part of the Funk acquisition the Company also obtained a 2.5% interest in two shut in gas wells on the lease. These well have been tested and were put into service briefly but proved to be uneconomic and have been shut-in.

Harris #2 Property – Texas

The Company has elected to participate in two Additional Joint Venture Units. The joint venture was formed to secure, re-enter, re-establish, re-open, manage, cultivate, drill and operate the Harris-N- Well Number 2 on leased real property located in the Harris NE oil and gas fields in Live Oak County, Texas.

Originally drilled in November, 1985, the operation of the Wells has always been productive, but unfavourable oil and gas prices caused it to be shut –in in August 1992. The Wells shall be re-entered and drilled to its original depth of +- 8,800 feet. A number of pay zones are expected to be re-explored including the Wilcox and Wilcox-McHank sands. The production to date has been 11,600 BO(Barrels of oil) and 1,205,831 MCFG(Thousand cubic feet of gas).

The operator is the final stages of re-opening the Harris #2 gas well and is expected shortly.

Wanner 27-1 Property – North Dakota

The Company has elected to acquire an Option to Purchase a 1 ½% back in working interest in a drilling program for oil in a prospect known as the Wanner 27-1 well located in Stark County, North Dakota.

The Wanner well has been drilled to depth and is waiting for completion.

Set Ga Done Project, Shan State, Union of Myanmar

The Company had entered into a Memorandum of Understanding ("MOU") with Leeward Capital ("Leeward") to participate in the acquisition, exploration and development of an exploration block consisting of 700 square km, located in Shan State, Union of Myanmar. Pursuant to the MOU, the Company had expended an initial US$200,000 (done) in acquisition and exploration costs and advanced US$50,000 (done) as a refundable performance bank guarantee to the Government of Myanmar to earn its interest in the property with Leeward. Subsequent expenditures will be shared equally with Leeward.

Leeward had entered into an agreement with the Government of Myanmar to earn a 75% interest in the property, subject to certain back-in provisions reserved by the Government of Myanmar. The carried interest of the Government of Myanmar is 25% and the earned interest of Leeward is 37.5% and the Company is 37.5%.

On July 18, 2006 the Company and its joint venture partner, Leeward Capital Corp., signed an agreement to option the Set Ga Done gold property to Quad Energy SA ("Quad"). The Company and Leeward currently hold a 75-per-cent interest in the property, with the Government of Myanmar holding the remainder.

Under the terms of the agreement, Quad can earn up to 51 per cent of the joint venture interest in the property by spending $700,000 (U.S.) on exploration and development prior to January 7, 2008.

The Company's interest would be reduced to 18.4% in the event all funds are spent. The joint venture partnership would then be composed of the Company, Leeward and Quad.

Leeward and the Company were advised by Quad that they were unable to obtain financing to meet the exploration requirements.

Due to political instability and Quad's inability to finance the exploration program the Company and Leeward decided not to spend any additional funds and as a result abandoned the Set Ga Done property in Myanmar and accordingly exploration expenditures in the amount of $503,907 have been written-off as of August 31, 2007.

SELECTED ANNUAL INFORMATION

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principals and should be read in conjunction with the Company's audited financial statements. The following table sets forth selected financial data for the Company for and as of the end of the last three completed financial years to the year ended August 31.

Financial Year Ended	2007	2006	2005
Total revenue	Nil	Nil	Nil
Gain (Loss) before extraordinary items	(1,008,122)	(359,187)	(317,155)
(Loss) income per share – basic and diluted	($0.05)	($0.02)	($0.02)
Net income (loss)	(1,008,122)	(359,187)	(317,155)
Net income (loss) per share – basic and diluted	($0.05)	($0.02)	($0.02)
Total assets	890,928	1,419,000	791,343
Total long term financial liabilities	Nil	Nil	Nil
Cash dividends declared – per share	Nil	Nil	Nil

Overview

For the year ended August 31, 2005 the Company had property expenditures of $73,251 on the Set Ga Done. The Company acquired the Winni property for $17,600 and had exploration expenditures of $18,937 and also terminating the option agreement and thus writing off $36,537. The Company also had an option to acquire the Atlin property and did preliminary exploration of $20,694. Subsequent to year end the Company exercised its option to acquire the property. The Company also acquired a 2 ½% interest in a gas well in Texas. For greater detail please see the Company's Audited Financial Statements dated August 31, 2004 and 2005 filed on SEDAR.

For the year ended August 31, 2006 the Company had property expenditures of $52,438 on the Set Ga Done and also optioned the property to Quad in which Quad can earn up to 51%.The Company acquired the Atlin property and had expenditures of $83,325 and the Naskeena Coal property and had expenditures

of $134,914.The Company also acquired a 5% interest in a gas well in Texas. For greater detail please see the Company's Audited Financial Statements dated August 2005 and 2006.

For the year ended August 31, 2007 the Company had property expenditures of $472,763 on the Naskeena coal property and abandon the Set Ga Done and the Atlin property and accordingly wrote off exploration expenditures in the amounts of $503,907 and $94,108 respectively. For greater detail please see the Company's Audited Financial Statements dated August 2006 and 2007.

Results of Operation for the period ended November 30, 2007 and the year ended August 31, 2007

This review of operations should be read in conjunction with the Audited Financial Statements of the Company for the years ended August 31, 2007 and 2006

Quarter ended November 30, 2007 Financial Results

Overview

For the period ending November 30, 2007 the Company incurred a loss of $156,228 ($0.01 per share) compared to a loss of $85,887 ($0.00 per share) for the period ended November 30, 2006. The Company expects to continue losses for Fiscal 2008 as it develops its mineral properties.

Expenses

General and administration expenses totaled $156,256 for the period ended November 30, 2007 compared to $89,897 for the period ended November 30, 2006. Details of the three largest general and administration are as follows:

Stock based compensation of $116,060 (2006 - $16,499) as a result of the Company issuing stock options under the option plan during the quarter.

Administration and consulting fees of $16,500 (2006 - $16,500) consisted of $12,000 (2006 – $12,000) management consulting to an officer and director of the Company as a result of the activities of the Company, $4,500 (2006 - $4,500) to a company controlled by an officer of the Company for administrative services.

Insurance of $13,175 (2006 - $13,860) consists of Officers and Directors Liability insurance.

The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

2007 Financial Results

Overview
For the year ending August 31, 2007 the Company incurred a loss of $1,008,122 ($0.05 per share) compared to a loss of $359,187 ($0.02 per share) for the period ended August 31, 2006. The Company expects to continue losses for Fiscal 2008 as it develops its mineral properties.
Expenses
General and administration expenses totaled $447,015 for the year ended August 31, 2007 compared to $336,655 for the year ended August 31, 2006. Details of the general and administration are as follows:

Stock based compensation of $207,250 (2006 - $73,265) as a result of the Company issuing stock options under the option plan during the quarter.

Investor relations of $61,827 (2006 - $99,678) consisting of $10,000 (2006 – $30,000) as a result of the Company entering into an investor relations agreement which was terminated on October 31, 2006, $51,827 (2006 - $69,678) for web site enhancement, advertising in trade magazine and public relations.

Administration of $48,000 (2006 - $48,000) consists of management consulting to an officer and director of the Company as a result of the activities of the Company

Legal, audit and accounting of $38,533 (2006 - $37,739) consisting of $5,923 (2006 - $11,870) for legal and $32,610 (2006 - $25,869) for audit and accounting.

Consulting of $23,296 (2006 - $18,500) consisting of $18,000 (2006 - $16,000) for accounting and administration fees paid to an officer and $5,296 (2006 - $2,500) for other.

Insurance of $13,860 (2006 - $Nil) consists of Officers and Directors Liability insurance.

The Company expects to spend the same amount in the next quarter.

All other expenses are in the normal course of doing business.

Other

The Company abandoned the Atlin project and accordingly exploration expenditures in the aggregate of $94,018 have been written-off. The Company will continue to explore the lode claims for gold, uranium and molybdenum and thus maintaining the acquisition cost. The Company also abandoned the Set Ga Done property in Myanmar and accordingly exploration expenditures in the amount of $503,907 have been written-off.

SUMMARY OF QUARTERLY RESULTS

The following selected financial data have been prepared in accordance with Canadian generally accepted accounting principles and should be read in conjunction with the Company's audited financial statements. The following is a summary of selected financial data for the Company for its eight completed financial quarters ending August 31, 2007. Each quarter of each financial year is shown on a quarterly basis.

Quarter Ended Amounts in 000's	Nov 30, 2007	Aug. 31, 2007	May 31, 2007	Feb. 28, 2007	Nov. 30, 2006	Aug. 31 2006	May 31, 2006	February 28, 2006
Revenue	-	-	-	-	-	-	-	-
Loss before extraordinary items	(156.2)	(582.5)	(176.3)	(163.4)	(85.9)	(79.6)	(136.9)	(45.4)
Loss per share – basic and diluted	(0.01)	(0.03)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)
Net loss	(156.2)	(582.5)	(176.3)	(163.4)	(85.9)	(79.6)	(136.9)	(45.40
Net loss per share – basic and diluted	(0.01)	(0.03)	(0.01)	(0.01)	(0.00)	(0.00)	(0.01)	(0.00)

During the quarters ending February 28, 2006 to August 31, 2006, the Company was consistent in its general and administration expenses. The increase in the lose for the quartered ended May 31, 2006 was option compensation of $25,727 and investor relations of $43,772.The increase in the loss for the quarter ending August 31, 2006 was attributed to the write off of the Stewart #1 in the amount of $26,042.

During the quarter ended November 30, 2006 the Company was consistent with prior periods.

During the quarter ended February 28, 2007 the general and administrative expenditures were consistent with prior years and the Atlin project was abandoned and accordingly the exploration expenditures in the amount of $94,018 were written off. The Company will continue to explore the lobe claims for gold, uranium and molybdenum.

During the quarter ending May 31, 2007 the general and administration expenses general and administrative expenditures were consistent with prior quarters. The Company had $127,709 of exploration expenditures on the Naskeena coal property as well as acquiring oil and gas interests in the Harris #2($27,564) and Wanner 27-1($21,371) wells.

During the quarter ending August 31, 2007 the general and administration expenses general and administrative expenditures were consistent with prior quarters. The Company had $149,728 of exploration expenditures on the Naskeena coal property. The Company also abandoned the Set Ga Done property in Myanmar and accordingly exploration expenditures in the amount of $503,906 have been written-off.

During the quarter ending November 30, 2007 the general and administrative expenditures were consistent with prior quarters with the exception of stock based compensation of $116,060, as a result of options issued during the period.

As the Company has not owned nor owns any revenue producing resource properties, no mining revenue has been recorded to date.

LIQUIDITY AND CAPITAL RESOURCES

As of November 30, 2007 the Company has working capital of $140,600 (2006 - $370,178). The Company has limited financial resources and has financed its operations primarily through the sale of its common shares. For the foreseeable future, the Company will need to rely on the sale of such securities for sufficient working capital and to finance its mineral property acquisition and exploration activities, and /or enter into joint venture agreements with third parties. As the Company does not generate any revenue from operations, the long-term profitability of the Company will be directly related to the success of its mineral property acquisition and exploration activities.

The Company closed a private placement financing on January 9, 2007, of 900,000 flow through units at a price of $0.15 for proceeds of $135,000 and 100,000 units at a price of $0.15 for proceeds of $15,000. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at a price of $0.25 for a period of two from date of closing of the private placement. The funds will be used for further development and drilling of the Naskeena Coal Project located in the Bowser Basin coal suite near Terrace in NE British Columbia.

The Company has no long-term debt obligations.

SHARE CAPITAL

As of the date of this MD&A, the Company has issued and outstanding common shares as follows. The authorized share capital is unlimited no par value common shares.

	Number of Common Shares	Amount
Balance, August 31, 2006	20,223,755	4,876,304
Issued for cash		
Exercise of options	75,000	10,000
Exercise of warrants	315,000	46,500
Private placement	100,000	15,000
Private placement - flow-through shares	900,000	135,000
Issued for mineral interests	400,000	96,000
Future income tax effect on flow through share renunciation	-	(45,755)
Fair value of options exercised	-	8,560
Balance, August 31, 2007	22,013,755	$ 5,141,609
Issued for cash		
Exercise of options	625,000	78,750
Exercise of warrants	480,000	73,000
Issued for mineral interests	250,000	40,000
Fair value of options exercised	-	74,487
Balance, January 25, 2008	23,368,755	5,407,846

As of the date of this MD&A the Company had the following incentive stock options outstanding:

Expiry Date	Exercise Price	Outstanding August 31, 2007	Granted	Exercised	Forfeited	Outstanding January 25, 2008
April 13, 2008 *	$ 0.25	225,000	-	-	-	225,000
October 27, 2008	$ 0.15	275,000	-	250,000		25,000
September 29, 2009	$ 0.20	200,000	-	-	-	200,000
December 31, 2009	$ 0.20	50,000	-			50,000
September 1, 2010	$ 0.10	390,000	-	350,000		40,000
March 6, 2011	$ 0.13	100,000	-	-	-	100,000
March 9, 2011	$ 0.13	75,000	-	-	-	75,000
October 30, 2011	$ 0.17	100,000		-	-	100,000
January 24, 2012	$ 0.20	75,000		-	-	75,000
April 18, 2012	$ 0.25	848,000		25,000	-	823,000
October 15, 2012	$0.185		775,000			775,000
		2,338,000	775,000	625,000		2,488,000

*The Company paid a finders fee on a private placement that closed on April 13, 2006. The Company issued 225,000 agent options exercisable at $0.25 for two years from closing into units, comprising one share and one warrant exercisable at $0.35 for two years from closing.

As of the date of this MD&A the Company had the following share purchase warrants, enabling the holder to acquire further common shares as follows:

Expiry Date	Exercise Price	Outstanding August 31, 2007	Issued	Exercised	Expired	Outstanding January 30, 2008
October 28, 2006/2007	$ 0.12/$ 0.15	620,000	-	470,000	150,000	-
April 13, 2008	$ 0.35	2,250,000	-	-	-	2,250,000
April 13, 2008	$ 0.35	225,000	-	-	-	225,000
January 9, 2009	$ 0.25	970,000	-	10,000	-	960,000
		4,065,000	-	480,000	150,000	3,435,000

RELATED PARTY TRANSACTIONS

During the period ended November 30, 2007 and 2006 the Company entered into the following transactions with related parties.

Expenditure	November 30, 2007	November 30, 2006
Office and administrative services	$16,500	$16,500
Office lease	1,620	1,500

Office and administrative services contracts entered into between Robert Card, President and Blaine Bailey, CFO was entered into in the normal course of business. Office rent was paid to a company controlled by the President of the Company.

The Company paid $12,000 (2006 - $12,000) to a company controlled by the president of the Company pursuant to a consulting agreement dated May 15, 2003 for the provision of office and administration services and also paid $1,620 (2006 - $1,500) for office rent to a company controlled by the president. The Company paid $4,500 (2006 - $4,500) to a company controlled by an officer of the Company for consulting.

The president of the Company is a member, as to a 25% interest, in the optionor of the Naskeena Group Property (note 4(c)).

Directors and officers of the Company exercised options to acquire 625,000 (2006 - Nil) shares for proceeds of $78,750 (2006 - $Nil).

INVESTOR RELATIONS

The Company has no Investor Relations agreements.

APPROVAL

The Board of Directors of Jet Gold Corp. has approved the disclosures in this MD&A.

FORWARD LOOKING STATEMENTS

All statements in this report that do not directly and exclusively relate to historical facts constitute forward-looking statements. These statements represent the Company's intentions, plans, expectations and belief, and are subject to risk, uncertainties, and other factors of which many are beyond the control of the Company. These factors could cause actual results to differ materially from such forward-looking statements. The Company disclaims any intention or obligation to update or revise any forward-looking statements, as a result of new information, future events or otherwise.

RISKS AND UNCERTAINTIES

The Company's principal activity is mineral exploration and development. Companies in this industry are subject to many and varied kinds of risks, but not limited to, environmental, metal prices, political and economical.

Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations.

Although the Company has taken steps to verify the title to mineral properties in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property titles may be subject to unregistered prior agreements or transfers and title may be affected by undetected defects.

The Company has no significant sources of operating cash flow and no revenue from operations. Additional capital will be required to fund the Company's exploration program. The sources of funds available to the Company are the sale of marketable securities, sale of equity capital or the offering of an interest in its project to another party. There is no assurance that it will be able to obtain adequate financing in the future or that such financing will be advantageous to the Company.

The property interests owned by the Company or in which it has an option to earn an interest are in the exploration stages only, are without known bodies of commercial mineralization and have no ongoing mining operations. Mineral exploration involves a high degree of risk and few properties, which are explored, are ultimately developed into producing mines. Exploration of the Company's mineral exploration may not result in any discoveries of commercial bodies of mineralization. If the Company's efforts do not result in any discovery of commercial mineralization, the Company will be forced to look for other exploration projects or cease operations.

The Company is subject to the laws and regulations relating to environmental matters in all jurisdictions in which it operates, including provisions relating to property reclamation, discharge of hazardous materials and other matters. The Company may also be held liable should environmental problems be discovered that were caused by former owners and operators of its properties in which it previously had no interest. The Company conducts its mineral exploration activities in compliance with applicable

environmental protection legislation. The Company is not aware of any existing environmental problems related to any of its current or former properties that may result in material liabilities to the Company.

INTERNAL CONTROL RISKS

The Chief Executive Officer and Chief Financial Officer ("CFO") are responsible for designing internal controls over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company's consolidated financial statements for external purposes in accordance with Canadian GAAP. The design of the Company's internal control over financial reporting was assessed as of the date of this Management Discussion and Analysis.

Based on this assessment, a weakness common to small companies was identified. The Company does not have a sufficient number of personnel to allow for proper segregation of duties. To compensate for this, all major commitments and all payments require two signatures.

Furthermore, the officers and directors will continue to monitor very closely al1 financial activities of the Company to mitigate this weakness, and candid discussion of any risks with the audit committee.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash, receivables, short term investments, prepaid expenses and accounts payable and accrued liabilities. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

Additional information on the Company available through the following source: www.sedar.com.

Form 52-109F2 *Certification of Interim Filings*

I, Blaine Y. Bailey, CFO of Jet Gold Corp. certify that:

1.   I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jet Gold Corp. (the issuer) for the interim period ending November 30, 2007;

2.   Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.   Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4.   The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a)   designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b)   designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.   I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 25, 2008

"*Blaine Y. Bailey*"

Blaine Y. Bailey
Chief Financial Officer

Form 52-109F2 *Certification of Interim Filings*

I, Robert L. Card, President of Jet Gold Corp. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of Jet Gold Corp. (the issuer) for the interim period ending November 30, 2007;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

    (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

    (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: January 25, 2008

"*Robert L Card*"
President